Filed by Fusion Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Fusion Acquisition Corp.

Commission File No. No. 001-39346

Date: September 2, 2021

On September 2, 2021, MoneyLion Inc. (“MoneyLion”), Fusion Acquisition Corp. (“Fusion”)’s business combination target, issued a press release titled “MoneyLion Sets September 2021 Investor Conference Schedule”. A copy of the press release is set forth below:

MoneyLion Sets September 2021 Investor Conference Schedule

New York, September 2, 2021 — MoneyLion Inc. (“MoneyLion” or the “Company”), an award-winning, data-driven, digital financial platform which announced earlier this year that it would become a public company via a merger with special purpose acquisition company, Fusion Acquisition Corp. (NYSE: FUSE), is scheduled to participate at the following virtual financial conferences in September 2021:

10th Annual Gateway Conference

Attending: Thursday, September 9th

Presentation Time: 12:00 p.m. Eastern time

Barclays Global Financial Services Conference

Attending: Wednesday, September 15th

Presentation Time: 8:15 a.m. Eastern time

To receive additional information, request an invitation or to schedule a one-on-one meeting, please contact your Barclays representative or the Company’s investor relations team at IR@moneylion.com.

On February 11, 2021, MoneyLion entered into a definitive agreement with Fusion Acquisition Corp. (NYSE: FUSE) (“Fusion”) which would result in MoneyLion becoming a publicly listed company under the ticker ML on The New York Stock Exchange. MoneyLion currently expects the transaction to close in late third quarter or early fourth quarter of 2021.

About MoneyLion

MoneyLion is a mobile banking and financial membership platform that empowers people to take control of their finances. Since its launch in 2013, MoneyLion has engaged with 8.5 million hard-working Americans and has earned its members’ trust by building a full-service digital platform to deliver mobile banking, lending, and investment solutions. From a single app, members can get a 360-degree snapshot of their financial lives and have access to personalized tips and tools to build and improve their credit and achieve everyday savings. MoneyLion is headquartered in New York City, with offices in Salt Lake City, Sioux Falls, and Kuala Lumpur, Malaysia. MoneyLion has achieved various awards of recognition including the 2020 Forbes FinTech 50, Aite Group Best Digital Wealth Management Multiproduct Offering, Finovate Award for Best Digital Bank 2019, Benzinga FinTech Awards winner for Innovation in Personal Finance 2019 and the Webby Awards 2019 People’s Voice Award.

For more information about the company, visit www.moneylion.com. For investor information and updates, visit www.moneylion.com/investors and follow @MoneyLionIR on Twitter.

Additional Information About the Proposed Business Combination and Where to Find It

The proposed business combination will be submitted to shareholders of Fusion for their consideration. Fusion has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC which includes a preliminary proxy statement and will include a definitive proxy statement to be distributed to Fusion’s shareholders in connection with Fusion’s solicitation for proxies for the vote by Fusion’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to MoneyLion’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been declared effective, Fusion will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. Fusion’s shareholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with Fusion’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Fusion, MoneyLion and the proposed business combination. Shareholders may also obtain a copy of the preliminary proxy statement or, once available, the definitive proxy statement, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Fusion, without charge, at the SEC's website located at www.sec.gov or by directing a request to Cody Slach and Alex Kovtun, (949) 574-3860, FUSE@gatewayir.com.

Participants in the Solicitation

Fusion, MoneyLion and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Fusion’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Fusion’s shareholders in connection with the proposed business combination is set forth in the Registration Statement (and will be included in the definitive proxy statement / prospectus). You can find more information about Fusion’s directors and executive officers in Fusion’s final prospectus dated June 25, 2020, filed with the SEC on June 29, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the Registration Statement (and will be included in the definitive proxy statement / prospectus) and other relevant documents filed with the SEC. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Contacts

MoneyLion Communications

pr@moneylion.com

Cody Slach, Alex Kovtun

Gateway Investor Relations

(949) 574-3860

FUSE@gatewayir.com